NATIONAL
HOLDINGS CORPORATION

120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210, Fax 212-417-8010

July 9, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Cicely LaMothe, Branch Chief

Re:	National Holdings Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed January 28, 2009
File No. 001-12629

Ladies and Gentlemen:

On behalf of National Holdings Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments contained in the letter dated June 30, 2009 from Cicely LaMothe, Branch Chief (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

Financial Statements and Notes

Fair Value

1. We have considered your response to comment 9. Your response only discusses the reporting requirements under SFAS 157 for your non-marketable securities owned. Your balance sheet indicates other assets and liabilities (i.e. marketable securities owned and securities sold; but not yet purchased) that would fall within the scope of SFAS 157. In future filings, please comply with the disclosure requirements outlined in paragraphs 32 - 35 of SFAS 157.

Securities and Exchange Commission
July 9, 2009

Response:  The Company will comply with the disclosure requirements outlined in paragraphs 32-35 of SFAS 157 in all future filings.

Certifications

2. We note your response to comment 10 and will review your amended 10-K and 10-Q for compliance with our previously issued comment.

Response:  The Company is preparing the filings to amend the 10-Q and the 10-K to correct the Certifications, and the Company will file these reports shortly.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON JANUARY 28, 2009

Compensation Discussion and Analysis, page 13

Brokerage Commissions, page 15

3. We note your response to prior comment 11. Please clarify whether the percentages shown in the table reflect the percentage of total salary attributed to commissions or whether the amounts shown are the commission percentages earned by each person.

Response: The values presented in our response to prior comment 11 represent the percentage of each executives compensation that is derived from commissions earned.  The Company will be clearly disclose this information on future filings.

Summary Compensation Table. page 18

4. We note your response to comment 13 of our letter. In response to our comment, you state that you will expand the disclosure in footnote 3 to clarify that perquisites are included under "Other Compensation." Please confirm to us that you will also identify and describe all material perquisites, as required by Item 402(0)(7) of Regulation S-K.

Response: The Company will in all future filings, identify and describe all perquisites as required by Item 402(0)(7) of Regulation S-K.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 9, 2009

Please call the undersigned at (561) 981-1007 with any comments or questions regarding the Company’s response and please send a copy of any written comments to the following party:

Mitchell C. Littman, Esq. Littman Krooks LLP 655 Third Avenue New York, NY 10017 Phone: (212) 490-2020 Fax: (212) 490-2990

Very truly yours,

/s/ Alan B. Levin
      Alan B. Levin
Chief Financial Officer

cc:	National Holdings Corporation
Mark Goldwasser
Leonard J. Sokolow

Littman Krooks LLP
Mitchell C. Littman, Esq.
Mark F. Coldwell, Esq.

Sherb & Co., LLP
Chris Valleau, Partner

Securities and Exchange Commission
Wilson K. Lee, Staff Accountant
Stacie Gorman